Adamis Pharmaceuticals Corporation 8-K

Exhibit 3.1

Certificate of Amendment to the Restated Certificate of Incorporation
of Adamis Pharmaceuticals Corporation

Adamis Pharmaceuticals Corporation, a corporation organized under and existing under the laws of the State of Delaware (the “Company”), certifies that:

FIRST: The name of the Company is Adamis Pharmaceuticals Corporation.

SECOND: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”), duly approved and adopted resolutions to amend Article IV of the Restated Certificate of Incorporation of the Company, which is hereby amended by inserting the following paragraph at the end of such Article:

“D. Upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware and the effectiveness of this Certificate of Amendment (the “Effective Time”), each seventy (70) shares of the Company’s Common Stock (the “Old Common Stock”) issued and outstanding or held by the Company in treasury immediately prior to the Effective Time shall automatically, and without any action by the holder thereof, be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. The Company shall not issue any fractional shares in the Reverse Stock Split. In lieu of such fractional shares, any stockholder who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split, following the Effective Time (after taking into account all fractional shares of New Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fair market value of the fraction to which such holder would otherwise be entitled multiplied by the fair market value of the Common Stock as determined by the Board of Directors. Notwithstanding the foregoing, the Company shall not be obliged to issue certificates or book entry shares evidencing the shares of New Common Stock or cash in lieu of fractional shares, if any, unless and until, where shares are held in certificated form, the certificates evidencing the shares of Old Common Stock held by a holder prior to the Reverse Stock Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Each stock certificate or book entry that, immediately prior to the Effective Time, represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of any action on the part of the Company or the respective holders thereof, represent that number of whole shares of New Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Effective Time as set forth above); provided, however, that each holder of record holding a certificate that represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificate shall have been reclassified and combined pursuant to the Reverse Stock Split (including the right to receive a cash payment in lieu of a fractional share of New Common Stock to which such holder may be entitled as set forth above). The Reverse Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Stock Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Old Common Stock of the Company and all references to the Old Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Old Common Stock shall be deemed to be references to the New Common Stock or options or rights to purchase or acquire shares of New Common Stock, as the case may be.”

THIRD: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted by the required vote of stockholders in accordance with the provisions of Section 242 of the DGCL.”

FOURTH: This Certificate of Amendment shall become effective on May 22, 2023, at 12:01 a.m., Eastern Time.

IN WITNESS WHEREOF, this Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed by its authorized officer on this 18th day of May, 2023.

ADAMIS PHARMACEUTICALS CORPORATION

By:	/s/ David J. Marguglio
David J. Marguglio
Chief Executive Officer